Immediately

M.A. Hatfield (414) 765-7809

MARSHALL & ILSLEY CORPORATION TO ACQUIRE
CENTURY BANCSHARES, INC.

Milwaukee, Wisconsin - December 4, 2001 -- Marshall & Ilsley Corporation (M&I) today announced it has signed a Definitive Agreement to acquire Century Bancshares, Inc., of Eden Prairie, Minnesota, the privately held holding company for Century Bank, N.A. (Century Bank). The purchase price of $66 million will be payable in a combination of cash and M&I shares. The attached table provides additional information on the transaction.

Century Bank, with $325 million in assets, has three branches in the Minneapolis area: Eden Prairie, Coon Rapids and St. Louis Park.

"Century Bank has a significant commercial business base and has developed strong relationships with local businesses and their leaders," said James B. Wigdale, chairman and chief executive officer, Marshall & Ilsley Corporation. "The three Century Bank offices will add an important component to our Minneapolis growth strategy."

"The services available to our customers and opportunities for our employees will be greatly enhanced by this transaction," said Sheldon Z. Wert, Chairman and CEO, Century Bancshares, Inc. "The combination of National City, Richfield and Century banks will create a formidable presence in the Minneapolis market. Management of M&I is already coordinating input from local executives of the three banks and that bodes well for its success in Minnesota."

The transaction is expected to close in the second quarter of 2002, subject to regulatory approvals, and is expected to be accretive to earnings in 2002. Century Bank was assisted in the transaction by RBC Capital Markets.

On November 19, 2001, M&I announced plans to acquire Richfield State Agency, Inc., Minneapolis, the holding company for Richfield State Bank & Trust Co. Richfield State Bank & Trust Co. has seven locations in the Metropolitan Minneapolis area. The Richfield transaction is also scheduled to close in the second quarter of 2002. M&I's presence in the Minneapolis market also includes banking offices in Minneapolis and Edina, in addition to a loan production office, a leasing office and commercial real estate offices. M&I's Home Equity division is also located in Minneapolis.

Marshall & Ilsley Corporation (NYSE: MI) is a diversified financial services corporation headquartered in Milwaukee, Wisconsin with $27.3 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank has the largest banking presence in Wisconsin with 215 offices throughout the state. In addition, M&I has 25 locations throughout Arizona and offices in Minneapolis, Minnesota; Las Vegas, Nevada; and Naples, Florida. M&I also provides trust and investment management, equipment leasing, mortgage banking, financial planning, investments and insurance services from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com). Marshall & Ilsley Corporation's wholly owned subsidiary, Metavante Corporation, is a leading financial services enabler - providing virtually all of the technology an organization needs to offer financial services. M&I's customer-based approach, internal growth and strategic acquisitions have made M&I a nationally recognized leader in the financial services industry.

Century Bancshares, Inc. is a bank holding company headquartered in Eden Prairie, Minnesota. The company's wholly owned subsidiary, Century Bank, is a full-service business banking institution with three locations in suburban Minneapolis/St. Paul. Founded by Sheldon Z. Wert in January 1991, Century Bank has assets of $325 million.

This press release does not constitute an offer of any securities for sale. Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in this press release when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by M&I. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by M&I at the Commission's website at http:\\www.sec.gov or from M&I.

This document contains or may contain forward-looking statements about M&I, Century Bancshares, Inc. and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of M&I, Century Bancshares, Inc. and the combined company, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions.

These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment activity, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which M&I and Century Bancshares, Inc. do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which M&I and Century Bancshares, Inc. are engaged; (6) changes in the securities markets; and (7) the economic impact of the terrorist attacks on September 11 and similar or related events. Further information on other factors which could affect the financial results of M&I and Century Bancshares, Inc. after the merger are included in M&I's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http:\\www.sec.gov or from M&I.

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Marshall & Ilsley Corporation's Acquisition of Century Bancshares, Inc.

Transaction Data

Purchase Price	$66M for Century Bancshares, Inc.
Consideration	Cash (not to exceed $30M) and M&I stock

	Pro Forma M&I with Richfield B&T	Century
Bancshares, Inc.
Assets	$28.0 B	$325 M
Loans	$19.5 B	$265 M
Deposits	$17.2 B	$270 M
Equity	$2.7 B	$27.8 M

Pricing Multiples:
Book Value		2.37 x
Last Twelve Months Earnings		13.8 x
Premium to Deposits		14.1%

Minneapolis Market:
Loans	$1.9 B	$265 M
Deposits	$1.1 B	$270 M
Branches	9	3
Employees	500 FTE	85 FTE

Expected closing		2nd Quarter, 2002
Expected cost savings		25%